Exhibit 99.9:

RNS Number : 8534Q

Unilever PLC

08 June 2018

The 'Transaction in Own Shares' announcement released today at 17:43 under RNS No 8530Q has been withdrawn and should be disregarded.

It is a duplicate of RNS No 8529Q which was previously released today at 17:42.

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com.

END